Exhibit 12.1

Consolidated Edison, Inc.

Ratio of Earnings to Fixed Charges

(Millions of Dollars)

	For the Nine	For the Twelve	For the Nine
	Months Ended	Months Ended	Months Ended
	September 30, 2014	December 31, 2013	September 30, 2013
Earnings
Net Income for Common Stock	$1,010	$1,062	$828
Preferred Stock Dividend	—	—	—
(Income) or Loss from Equity Investees	(27)	(6)	(5)
Minority Interest Loss	—	—	—
Income Tax	559	476	373

Pre-Tax Income for Common Stock	$1,542	$1,532	$1,196
Add: Fixed Charges*	470	764	597
Add: Distributed Income of Equity Investees	—	—	—
Subtract: Interest Capitalized	—	—	—
Subtract: Pre-Tax Preferred Stock Dividend Requirement	—	—	—

Earnings	$2,012	$2,296	$1,793

* Fixed Charges
Interest on Long-term Debt	$427	$562	$421
Amortization of Debt Discount, Premium and Expense	11	16	12
Interest Capitalized	—	—	—
Other Interest	(1)	143	143
Interest Component of Rentals	33	43	21
Pre-Tax Preferred Stock Dividend Requirement	—	—	—

Fixed Charges	$470	$764	$597

Ratio of Earnings to Fixed Charges	4.3	3.0	3.0